Adirondack Small Cap Fund (ADKSX) Quarterly Update and Commentary

Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>

Mon 11/20/2023 3:53 PM

To:Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>

Good afternoon,

The performance results and quarterly commentary for The Adirondack Small Cap Fund (ADKSX) as of September 30, 2023 are now available on our website or, more directly, through the links below.

Click here for Q3 Fact Sheet

Click here for Q3 Commentary

Note that our website now has the four most recent quarterly Fact Sheets and Commentaries for your reviewing convenience.

For the third year in a row, we do not expect a capital gains/net investment income distribution as per link below:

Click here for 2023 Estimated Distribution

As always, please feel free to reach out with any comments or questions. We appreciate your continued interest in the Fund.

Best,

Matt & Greg

If you would like to be removed from our distribution list please contact us at info@adirondackfunds.com.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.59% (net 1.48% with fee waiver/expense reimbursement arrangement). The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2024, subject to termination by the Fund on 60 days' written notice.

<u>**Important Risk Information**</u>
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2023

Key Fund Facts	
Ticker	ADKSX
Inception Date	April 6, 2005
Fund Assets	$34.0M
Number of Holdings	55
Cusip	00688P103
NAV	$24.15
Investment Style	Small Value

Expenses	
Gross Expense Ratio	1.59%
Net Expense Ratio* (Includes waivers/recapture)	1.48%
12b-1 Distribution Fees	None
Sales Load	None
Redemption Fees	None

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2024, subject to termination by the Fund on 60 days' written notice.

Investment Minimums	
Regular Account	$3,000
Automatic Investment	$50
IRA Account	$1,000

Fund Managers	Start Date
Matthew P. Reiner	04/06/2005
Gregory Roeder	04/06/2005

Top Ten Holdings	(% of net assets)
LSI Industries, Inc.	4.57%
SiriusPoint Ltd.	4.16%
Tiptree, Inc.	3.86%
Genworth Financial, Inc.	3.70%
Conduent, Inc.	3.63%
O-I Glass, Inc.	3.57%
Antero Resources Corp.	3.36%
Dole PLC	3.05%
Trustco Bank Corp NY	3.03%
Chico's FAS, Inc.	2.86%
Total % of Portfolio	35.79%

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund.

As contrarians, we believe that the best opportunities are found in smaller companies that have fallen out of favor with investors. We look for companies that have good balance sheets, solid cash flows and highly motivated management teams with clear and measurable plans to return the business back to optimal operating performance.

We use a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

By assembling a diverse portfolio* of these opportunities, we seek to offer our shareholders compelling risk-adjusted returns over the long run.

**Diversification does not assure a profit or guarantee against loss.*

Performance Summary (as of September 30, 2023)

	YTD Return	One Year Return Annualized	3 Year Return Annualized	5 Year Return Annualized	10 Year Return Annualized	Annualized Return Inception*
Adirondack Small Cap Fund (ADKSX)	6.29%	26.64%	21.71%	3.80%	5.85%	8.09%
iShares ® Russell 2000 Value ETF (IWN)**	-0.68%	7.61%	13.06%	2.40%	6.04%	6.51%
Morningstar Peers****	3.17%	14.12%	16.62%	4.46%	6.51%	N/A

* Inception date 4/6/2005
**The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.
**** According to Morningstar

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Important Risk Information

The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack SMALL CAP FUND

Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2023

Quarterly Commentary

Dear Fellow Shareholders,

During the three months ending 9/30/2023, The Adirondack Small Cap Fund (ADKSX) returned 2.16% while its benchmark the iShares ® Russell 2000 Value ETF (IWN) returned -3.08%. The Fund's annualized return for 1 year, 5 year, and 10 year was 26.64%, 3.80% and 5.85%, respectively. The top ten holdings represented 35.79% of Fund assets and annualized portfolio turnover was 30.37%. The Fund's sector overweights include Technology and Materials with meaningful underweights in Real Estate and Consumer Discretionary.

The U.S. economy is holding up far better than most would have expected after the bank failures earlier this year. Yet the 10-year Treasury, which yielded 3.84% at the end of June, finished September at 4.57% and the yield curve has now been inverted for 15 months. This makes for an exceedingly challenging market for credit providers who inherently borrow short and lend long. Investment grade credit spreads on bonds issued by regional banks are now 50 - 75 bps wider than similarly rated issuers in other sectors. Unfortunately, the rubber meets the road next year as many of these institutions begin addressing large debt maturities that span the ensuing ten years. Without a confidence boost from a change in Fed policy, the logical way out would be for banks to shrink balance sheets by either selling loans or showing their weaker clients the door. Obviously, that's not an ideal scenario as it limits economic growth and possibly leads to additional challenges for credit quality. So, for now, the market is rooting for more signs of commodity price easing and ultimately some labor market slack so that the Fed can declare victory and hopefully calm these jittery credit markets.

The Fund's strong relative performance in the quarter was aided by solid stock selection within Energy, Financials and Technology. Energy holdings got a boost from oil field services provider Tetra Technologies Inc (as of 09/30/2023 TTI represented 2.73% of the portfolio) which was up 88.7% due to heightened interest in their alternative energy partnerships. Celestica Inc. (as of 09/30/2023 CLS represented 1.47% of the portfolio) was up 69.1% in the quarter as it benefited from strong results and speculation regarding the hyperscale (A.I.) plans of their top two customer's (Google, Amazon) who account for approximately 20% of revenue (per Bloomberg). In a difficult environment for apparel retailers, we were pleased to see Chico's FAS Inc. (as of 09/30/2023 CHS represented 2.86% of the portfolio) agree to be acquired by a retail focused private equity firm resulting in a 39.8% gain for the quarter and more than double the Fund's cost basis. The Fund's largest holding LSI Industries Inc. (as of 09/30/2023 LYTS represented 4.57% of the portfolio) was up on another quarterly earnings beat driven by strong construction and renovation activity. We continue to reduce this position while investing the proceeds in holdings that have yet to hit full stride.

Healthcare was the most challenged sector within small caps. Both health equipment and pharma stocks were down double digits and while the Fund fared slightly better it wasn't immune to the sector malaise. For instance, in September, orthopedic products designer, Orthofix Medical Inc. (as of 09/30/2023 OFIX represented 1.80% of the portfolio) made a surprising revelation that its board fired its CEO, CFO and Chief Legal officer on the same day for improper conduct. Concurrently the board stated that this change does not impact strategy, results of operations or previously filed financial statements. The three fired were new to the company, having worked in the same capacity at SeaSpine Holdings Corp. prior to the merger with Orthofix in January. At this point we can only speculate as to what transpired. We take comfort, however, in the fact that the company's balance sheet is strong, the board acted quickly, and that a director with solid financial experience (former CFO) added to his $1MM+ investment shortly after this announcement.

During the quarter, we added TTM Technologies Inc. (as of 09/30/2023 TTMI represented 1.20% of the portfolio) a manufacturer of advanced electronic components with 25 locations around the globe. TTM is short for "Time to Market" and we have known them for years, having been impressed by their talent for acquiring companies that advance their capabilities and then quickly deleveraging with strong cash conversion. TTMI shares sold off this past summer as the market became skeptical of their most recent acquisition that serves the aerospace & defense industry. While the multiple seemed high with modest synergies, TTM has always had a careful and strategic approach and they often deliver.

*Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense *ratio is 1.59% (net 1.48% with fee waiver/expense reimbursement arrangement). The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2024, subject to termination by the Fund on 60 days' written notice.*

2390 Western Avenue
Guilderland, NY 12084

Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2023

Quarterly Commentary (con't)

Talen Energy Corp (as of 09/30/2023 TLNE represented 0.57% of the portfolio) is another interesting special situation where we are building a position. They hold a unique collection of electric generation assets that include gas, coal, and nuclear facilities primarily in the supply constrained Mid-Atlantic region. Their nuclear plant is the sixth largest in the country (licensed through 2042) with a fully funded decommissioning trust. It is among the lowest on the cost curve as well. Talen emerged from bankruptcy after struggling with high debt and low electric prices resulting from the glut of natural gas during the later part of last decade. Now with a stronger balance sheet, a refreshed board and new federal tax incentives that favor carbon free power generation, they stand to benefit from the growing electrical needs of new applications like EV's, hyperscale data centers, industrial automation, and hydrogen. As the electrical grid continues to convert to carbon free energy, Talen should benefit from repowering opportunities as well.

We continue to chart a course that is considerably different than that of our benchmark (IWN) by focusing on our best ideas in those industries where we have historically enjoyed the most success. Also, unlike our benchmark, there are no cigar butts (regardless of size) as each investment must offer a convincing case that there will still be a need for their products/services years from now. We keep it simple, find businesses with good moats in industries with robust growth outlooks, run by practical people, and aligned with shareholders; no moonshots, cash burning Biotech's or businesses we don't understand. Our holdings also tend to have relatively few analysts following them, thereby allowing us to take advantage of market inefficiencies. In fact, some of our best performing stocks recently share the commonality of either no research coverage or coverage with no buy recommendations. While this practice may require a longer investment time horizon, we find the volatility tends to be lower as the stocks are less impacted by Wall Street chatter.

We expect market turbulence to remain given the tight credit markets. Rate volatility, higher credit spreads and general uncertainty like what the Fund experienced in 2009/2010 tend to be supportive of our style of value investing. Market anxiety will continue to present opportunities for those with patience and the conviction to purchase quality businesses well below intrinsic value. We carry on seeking to capitalize on the success we have had so far this year. Thank you for investing alongside us. Be well and we look forward to reconnecting in the new year.

Regards,

Matt Reiner, CFA®
Portfolio Manager

Greg Roeder, CFA®
Portfolio Manager

Important Risk Information

The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.

2390 Western Avenue
Guilderland, NY 12084



2023 Estimated Distribution for the Adirondack Small Cap Fund (ADKSX)

Based on preliminary review as of 11/16/2023, the Fund does not have a capital gain or net investment income distribution this year.

Total Estimated Distribution: $0.00 per share

Estimated Short-Term Capital Gain: $0.00 per share
Estimated Long-Term Capital Gain: $0.00 per share

These estimates are based on the Fund's current outstanding shares as of 11/16/2023, therefore any significant change in share count could have an impact on these projections. Please check back for any updates.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.59% (net 1.48% with fee waiver/expense reimbursement arrangement). The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2024, subject to termination by the Fund on 60 days' written notice.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.